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                               October 4, 2022

       Ming Zhu
       Chief Executive Officer
       Fundhomes 1, LLC
       1700 Westlake Ave. N., Suite 200
       Seattle, WA 98109

                                                        Re: Fundhomes 1, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 13,
2022
                                                            File No. 024-11939

       Dear Ming Zhu:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We reissue prior comment 1. We continue to note that the initial closing of each series will occur at the
earlier of (i) the date subscriptions for the maximum number of Interests offered for a series
have been accepted or (ii) a date determined by your manager in its sole discretion. The
subscription agreement continues to provide that you reserve the right to reject any
subscriptions, in whole or in part, for any or no reason. Additionally, it appears you reserve the
right for the manager to terminate this offering in its sole discretion prior to
closing. As it appears that you have an undetermined time to process subscription requests
and can reject or delay a subscription for any reason and may terminate the offering
at any time prior to closing, please provide us your analysis as to
 Ming Zhu
FirstName
FundhomesLastNameMing Zhu
            1, LLC
Comapany
October    NameFundhomes 1, LLC
        4, 2022
October
Page 2 4, 2022 Page 2
FirstName LastName
         whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.
Cover Page

2. We reissue prior comment 4. We continue to note the limited voting rights as described on page 58 and elsewhere in your offering statement. Please revise your cover page to address the voting limitations regarding the Series Interests held by investors.
Series Offering Table, page 1

3.       We note your response to comment 5 that the    Series offering will
commence upon
         qualification.    We also note your disclosure in the    Plan of
Distribution    section that the
         offering will commence within two days after the qualification date. Please revise to clarify the date the offering will commence.
Offering Summary, page 6

4. Please clarify when the initial closing will occur. We note your disclosure on page 6 that there will be a separate closing, or closings, with respect to each Offering. An initial closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Interests for a Series has been accepted or (ii) a date determined by the manager in its sole discretion, which appears to differ from the disclosure on page
         32 which refers to the date one week prior to three months after the offering begins.
Risk Factors, page 7

5. We note your deletion of much of your tax disclosure in response to prior comment 15.
         Please provide disclosure which fully addresses the material tax risks of an investment in a series of your securities. Refer to Item 3(b) of Part II of Form
1-A.
6. Refer to prior comment 16. We note your disclosure on page 18 that each prospective investor should consult with his or her own advisor as to the advisability and tax consequences of an investment in a Series. Please revise as previously requested.
The Company's Business, page 35

7. We note your response to prior comment 8. It remains unclear how these projected dividends and appreciation were determined, given your history of operations. Please provide a detailed response which shows clearly how these amounts were determined and the basis for such calculations.
 Ming Zhu
Fundhomes 1, LLC
October 4, 2022
Page 3
Interest Purchase Price Adjustments, page 44

8. We note your response to prior comment 11 and reissue the comment. Please provide us, on a supplemental basis, with your template for future NAV disclosures. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, page 49

9. We note your response to comment 14. Please revise to indicate when Ming Zhu started his real estate investments. Also clarify the duration and percentage of
Ming Zhu   s
      ownership of the vacation rental management company Yirental. Finally, please revise
      the executive officer table to indicate Ming Zhu   s age.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameMing Zhu
                                                         Division of
Corporation Finance
Comapany NameFundhomes 1, LLC
                                                         Office of Real Estate
& Construction
October 4, 2022 Page 3
cc:       Jason Powell
FirstName LastName